Exhibit 11.1

924 W. 75th Street Suite 120 - 189 Naperville, IL 60565 +1 (815) 348-2421 omar@napercpa.com

CONSENT OF INDEPENDENT ACCOUNTANT

To the Management of RELAY MANAGEMENT LLC:

We hereby consent to the inclusion in the Offering Circular filed under Regulation A on Form 1-A of our report dated May 27, 2021, with respect to the Balance Sheets of RELAY MANAGEMENT LLC as of December 31, 2020 and 2019, and the related Profit & Loss Statements, Statements of Cashflows, and Statements of Shareholders’ Equity for the years then ended, and the related notes to the financial statements.

The above referenced report is a result of our independent audit performed for the years ended December 31, 2020 and December 31, 2019 in which we were independent during the referenced periods. We also consent to the reference to our firm under the caption “Experts”.

Omar Alnuaimi, CPA

Naperville, IL

October 4, 2021